

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2024

Todd Cello
Chief Financial Officer
TransUnion
555 West Adams
Chicago, IL 60661

  Re: TransUnion
   Form 10-K for the Fiscal Year Ended December 31, 2022
   File No. 1-37470

Dear Todd Cello:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services